Valley National Bancorp

One Penn Plaza

New York, NY 10119

October 1, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lory Empie

     Robert Klein

     Aisha Adegbuyi

     Christian Windsor

Re: Valley National Bancorp

Form 10-K for the Fiscal Year Ended December 31, 2023

Form 10-Q for the Quarterly Period Ended June 30, 2024

File No. 001-11277

Dear Division of Corporation Finance:

We are in receipt of your comment letter dated September 25, 2024 (the “Comment Letter”) concerning the above-captioned filings of Valley National Bancorp (collectively with its subsidiaries referred to as “Valley,” the “Company,” “we,” “our,” and “us”). We are pleased to respond to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Comment Letter.

In response to your comments, we intend to include additional disclosure, as applicable, in Valley’s future Form 10-Q and Form 10-K filings with the SEC.

To facilitate your review, we have repeated the text of your comments in bold type, followed in each case by our response.

Form 10-Q for the Quarterly Period Ended June 30, 2024

Management’s Discussion and Analysis, page 49

1.

In prior filings, in earnings discussions and in press interviews, your management has indicated that you intend to de-emphasize certain types of commercial real estate (CRE) lending. In particular, in an April 25, 2024 earnings presentation and call your CEO indicated that your long-term plan was to reduce CRE loans to below 400% of risk-based capital by the end of 2025. In your earnings call for the period ended June 30, 2024, your CEO referenced your progress towards “previously laid out goals.” Finally, we note that your progress in reducing your exposure to CRE has been the subject of both analyst and

October 1, 2024

press coverage. However, your management’s discussion in this quarterly report does not reference your plans to de-emphasize your exposure to CRE on a risk-weighted basis, nor the impact on your risks and capitalization, particularly from reducing exposure to specific types of CRE. Given the importance placed by management and others in your goals to reduce this exposure, and progress towards those goals, please provide additional discussion of your efforts in future filings, beginning with your next 10-Q.

Response: Valley respectfully acknowledges the Staff’s comment and advises the Staff that Valley will disclose its progress related to its goals to reduce certain commercial real estate (“CRE”) loan concentrations as a percentage of total risk-based capital and any potential impact to Valley’s risks and capitalization from the reduction of certain CRE loan exposures within the “Executive Summary” section in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of its Form 10-Q for the quarterly period ended September 30, 2024, and, as applicable and to the extent material, in its subsequent annual and quarterly filings on Form 10-K and Form 10-Q.

Deposits and Other Borrowings, page 53

2.

We note your disclosure that average time deposits balances increased $712.0 million primarily due to increased use of indirect customer (i.e., brokered) CDs as a funding source in the second quarter 2024. In future filings, please clearly quantify the amount of brokered deposits at each period end presented in your financial statements.

Response: Valley respectfully acknowledges the Staff’s comment and advises the Staff that Valley will clearly quantify the amount of brokered deposits at each period end presented in its financial statements, to the extent material, within the “Deposits and Other Borrowings” section of the MD&A in its future annual and quarterly filings on Form 10-K and Form 10-Q.

3.

We note that the Company discloses a measure of cumulative beta on slide 9 in exhibit 99.2 of the second quarter of 2024 earnings release on Form 8-K filed on July 25, 2024. To the extent that the Company and its management monitors and uses cumulative beta as part of managing its deposit costs, please revise your disclosures, in future quarterly and annual filings on Forms 10-Q or 10-K, to discuss and explain the measure and how it is used.

Response: Valley respectfully acknowledges the Staff’s comment and advises the Staff that Valley will disclose and explain the computation of the cumulative beta measure for average deposit costs for the periods presented in the financial statements and provide discussion of how management uses cumulative beta to measure the sensitivity of Valley’s deposit interest rates to changes in market interest rates, in each case to the extent material, within the “Deposits and Other Borrowings” section in the MD&A and elsewhere as relevant in its future annual and quarterly filings on Form 10-K and Form 10-Q.

Liquidity and Cash Requirements, page 72

4.

We note your disclosure on page 26 regarding various sales of loans, such as commercial real estate and construction loans, during the first quarter of 2024 and in April 2024 as well as the sale of your commercial premium finance lending business. We also note your subsequent event disclosure on page 52 regarding your issuance and preferred stock in August 2024. Please revise your liquidity and cash requirements disclosures, in future filings, to include more detailed discussion of these events and activities, and their impact on the Company’s liquidity and cash position and how they relate to your risk management policies and balance sheet goals.

October 1, 2024

Response: Valley respectfully acknowledges the Staff’s comment and advises the Staff that Valley will include additional disclosure around the impact of the activities and events referenced above (including material asset sales and equity transactions) on Valley’s liquidity and cash position and how these events and activities relate to Valley’s risk management policies and balance sheet goals, in each case to the extent material or applicable, within the “Liquidity and Cash Requirements” section in the MD&A and elsewhere as relevant in Valley’s future annual and quarterly filings on Form 10-K and Form 10-Q.

We thank you for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact me at 973-872-4885.

Very truly yours,

/s/ Michael D. Hagedorn

Michael D. Hagedorn

Senior Executive Vice President and

Chief Financial Officer